# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Integer Holdings Corporation, CIK 0001114483
CUSIP: 45826H109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 1150, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0002158690
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- Tarheel Investors III L.P. (CIK 0002158690): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- Tarheel Investors III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR North America Fund XIV SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR Associates North America XIV SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR North America XIV S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR Associates Group L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR Associates Group GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,753,677; shared voting power 0; sole dispositive power 4,753,677; shared dispositive power 0; aggregate amount beneficially owned 4,753,677 (14% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,753,677; sole dispositive power 0; shared dispositive power 4,753,677; aggregate amount beneficially owned 4,753,677 (14% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,753,677; sole dispositive power 0; shared dispositive power 4,753,677; aggregate amount beneficially owned 4,753,677 (14% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Integer Holdings Corporation
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 1150, Plano, Texas (TX), 75024
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to common stock, $0.001 par value per share (the "Common Stock"), of Integer Holdings Corporation (the "Issuer"), a Delaware corporation.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:
(i) Tarheel Investors III L.P., a Delaware limited partnership;
(ii) Tarheel Investors III GP LLC, a Delaware limited liability company;
(iii) KKR North America Fund XIV SCSp, a societe en commandite speciale governed by the laws of the Grand Duchy of Luxembourg;
(iv) KKR Associates North America XIV SCSp, a societe en commandite speciale governed by the laws of the Grand Duchy of Luxembourg;
(v) KKR North America XIV S.a r.l., a societe a responsabilite limitee governed by the laws of the Grand Duchy of Luxembourg;
(vi) KKR Associates Group L.P., a Cayman Islands limited partnership;
(vii) KKR Associates Group GP LLC, a Delaware limited liability company;
(viii) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(ix) KKR Group Holdings Corp., a Delaware corporation;
(x) KKR Group Co. Inc., a Delaware corporation;
(xi) KKR & Co. Inc., a Delaware corporation;
(xii) KKR Management LLP, a Delaware limited liability partnership;
(xiii) Henry R. Kravis, a United States citizen; and
(xiv) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiv) are collectively referred to herein as the "Reporting Persons").

Tarheel Investors III GP LLC is the general partner of Tarheel Investors III L.P. KKR North America Fund XIV SCSp is the sole member of Tarheel Investors III GP LLC. KKR Associates North America XIV SCSp is the general partner of KKR North America Fund XIV SCSp. KKR North America XIV S.a r.l. is the general partner of KKR Associates North America XIV SCSp. KKR Associates Group L.P. is the sole shareholder of KKR North America XIV S.a r.l. KKR Associates Group GP LLC is the general partner of KKR Associates Group L.P. KKR Group Partnership L.P. is the sole member of KKR Associates Group GP LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Dane Holmes, and Kathryn King Sudol is an executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The directors of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, and Lewin and Ms. Sudol.

The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, and Holmes and Ms. Sudol. The directors of KKR & Co. Inc. are listed on Annex A attached hereto as Exhibit 99.1, which is incorporated herein by reference ("Annex A").

Each of Messrs. Bae, Nuttall, and Holmes and Ms. Sudol is a United States citizen, and Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.2.
Residence or business address:
The address of the principal business office of each of the other Reporting Persons and the other individuals named in this Item 2, unless otherwise noted below, is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Holmes is:

c/o Kohlberg Kravis Roberts & Co. L.P.
555 California Street, 50th Floor
San Francisco, CA 94104

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.
Present principal occupation or employment:
Tarheel Investors III L.P. is principally engaged in making investments. Each of Tarheel Investors III GP LLC, KKR North America Fund XIV SCSp, KKR Associates North America XIV SCSp, KKR North America XIV S.a r.l., KKR Associates Group L.P. and KKR Associates Group GP LLC is principally engaged in the business of being a general partner, sole member, or sole shareholder, as described above, and managing investments through other partnerships and limited liability companies. Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., and KKR Management LLP is principally engaged in being a holding company.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, and Holmes and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth in row (6) of the cover pages and Item 2(a) hereof is incorporated by reference into this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Swap Transactions

Tarheel Investors III L.P. previously held certain equity swaps with an unrelated counterparty ("Counterparty") that could be physically settled ("Equity Swaps") upon the satisfaction of certain regulatory conditions. On October 5, 2026, the regulatory conditions applicable to such Equity Swaps were satisfied and Tarheel Investors III L.P. acquired beneficial ownership of the Common Stock underlying the Equity Swaps, and subsequently received 4,753,677 shares of Common Stock for an aggregate payment upon settlement by Tarheel Investors III L.P. of $428,744,223. In addition, pursuant to a cash-settled swap ("Cash Swap") with the Counterparty, Tarheel Investors III L.P. has economic exposure to 836,392 underlying shares of Common Stock, but no voting or investment power with respect to, and therefore no beneficial ownership of, any shares of Common Stock held by the Counterparty.

The foregoing description of the Cash Swap does not purport to be complete and is qualified in its entirety by reference to the full text of the share swap transaction confirmation, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons initially acquired the Equity Swaps and the Cash Swap for investment purposes. From time to time since acquiring the Equity Swaps and the Cash Swap, the Reporting Persons have engaged in evaluations of the Issuer and its business, including engaging in discussions with management of the Issuer, other shareholders, advisors and other persons to facilitate such evaluations.

Merger Agreement

On August 2, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, Armstrong Parent, Inc., a Delaware corporation ("Parent"), and Armstrong Bidco, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"). Parent and Merger Sub are each affiliates of the Reporting Persons. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the time of entry into the Merger Agreement, no Schedule 13D was filed as the Reporting Persons did not beneficially own greater than 5% of the Issuer's Common Stock because the regulatory conditions applicable to the Equity Swaps had not been satisfied.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time, subject to certain exceptions, will automatically be converted into the right to receive $127 in cash, without interest (the "Merger Consideration"). The Merger Agreement contains customary representations, warranties and covenants and the consummation of the Merger is subject to customary closing conditions.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Equity Commitment Letter

KKR Core II Holding Company LLC, a Cayman Islands limited liability company and affiliate of the Reporting Persons ("Fund"), has committed to invest in Parent, directly or indirectly, the cash amounts set forth within an equity commitment letter delivered to Parent for the purpose of enabling Parent to pay the Merger Consideration at the Effective Time, subject to the terms and conditions set forth therein. The Fund has also provided the Issuer with a limited guarantee, which guarantees the payment of certain monetary obligations that may be owed by Parent to the Issuer pursuant to the Merger Agreement, including any reverse termination fee that may become payable by Parent, in each case, pursuant to and in accordance with the terms and conditions of the limited guarantee and Merger Agreement.

Except as set forth above, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions that would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows (11) and (13) on the cover pages hereof are hereby incorporated by reference into this Item 5(a).

As of the date hereof, Tarheel Investors III L.P. directly holds 4,753,677 shares of Common Stock, representing approximately 14.0% of the outstanding shares of Common Stock, based upon an aggregate of 33,992,048 shares of Common Stock outstanding as of July 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2026. Such amounts do not include shares of Common Stock underlying the Cash Swap as such Cash Swap will settle in cash at closing of the Merger, accordingly, the Reporting Persons do not have a right to acquire or beneficially own such shares of Common Stock.

Each of Tarheel Investors III GP LLC (as the general partner of Tarheel Investors III L.P.), KKR North America Fund XIV SCSp (as the sole member of Tarheel Investors III GP LLC), KKR Associates North America XIV SCSp (as the general partner of KKR North America Fund XIV SCSp), KKR North America XIV S.a r.l. (as the general partner of KKR Associates North America XIV SCSp), KKR Associates Group L.P. (as the sole shareholder of KKR North America XIV S.a r.l.), KKR Associates Group GP LLC (as the general partner of KKR Associates Group L.P.), KKR Group Partnership L.P. (as the sole member of KKR Associates Group GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities held directly by Tarheel Investors III L.P., in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D for purposes of Section 13(d) or Section 13(g) or for any other purposes.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) on the cover pages hereof and the information set forth in Item 5(a) hereof are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
The information set forth in Item 4 hereof is incorporated by reference into this Item 5(c).

Except as otherwise set forth herein, no Reporting Person, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2, has engaged in any transaction in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Annex A List of Directors and Officers.

Exhibit 99.2 - Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.3 - Share Swap Transaction Confirmation (Cash-Settled), dated January 7, 2026, by and between Tarheel Investors III L.P. and Counterparty.

Exhibit 99.4 - Agreement and Plan of Merger by and among Integer Holdings Corporation, Armstrong Parent, Inc., and Armstrong Bidco, Inc., dated August 2, 2026 (incorporated by reference to the Issuer's Current Report on Form 8-K filed with the SEC on August 4, 2026).

## Signatures
- Tarheel Investors III L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, Tarheel Investors III GP LLC, its general partner (10/13/2026)
- Tarheel Investors III GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (10/13/2026)
- KKR North America Fund XIV SCSp: /s/ Christopher Lee, Christopher Lee, Attorney, KKR North America XIV S.a r.l., general partner of KKR Associates North America XIV SCSp, its general partner (10/13/2026)
- KKR Associates North America XIV SCSp: /s/ Christopher Lee, Christopher Lee, Attorney, KKR North America XIV S.a r.l., its general partner (10/13/2026)
- KKR North America XIV S.a r.l.: /s/ Christopher Lee, Christopher Lee, Attorney (10/13/2026)
- KKR Associates Group L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Associates Group GP LLC, its general partner (10/13/2026)
- KKR Associates Group GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (10/13/2026)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (10/13/2026)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (10/13/2026)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (10/13/2026)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (10/13/2026)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (10/13/2026)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (10/13/2026)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (10/13/2026)